Exhibit 99.1

Alpha Technology Group Limited Announces Its Principal Business Activities: Exclusive Large Language Model (Exclusive LLM) Solutions, AlphaClaw AI Agents, and AlphaClaw AI Agent Marketplace

HONG KONG, June 25, 2026 – Alpha Technology Group Limited (NASDAQ: ATGL) (“ATGL” or the “Company”) today announced that its principal business activities are focused on Exclusive Large Language Model (Exclusive LLM) solutions, and within that focus, the Company is introducing two integrated offerings:

1.	AlphaClaw AI Agents – a suite of AI agents built largely on the Company’s own Exclusive LLM technology, designed for various enterprise business functions (e.g., HR, customer service, document processing, sales).

2.	AlphaClaw AI Agent Marketplace – a platform where these AlphaClaw agents are made available, and where third-party agent or skill providers may also participate under revenue-sharing arrangements.

The Company has long been engaged in Exclusive LLM development. Going forward, it will continue to advance its Exclusive LLM capabilities while delivering both proprietary AI agents and an open-but-curated marketplace for agents.

Key Characteristics of the Two Offerings

●	AlphaClaw AI Agents

o	The majority of the skills powering these agents are built using the Company’s own Exclusive Large Language Models, which differentiates them from many market alternatives that rely solely on generic large language models.

o	The agents are designed to be practical, secure, and suitable for commercial applications, with the ability to fine-tune or tailor them to specific customer needs.

●	AlphaClaw AI Agent Marketplace

o	The Company operates its own marketplace platform, analogous in concept to major technology platforms that host third-party offerings.

o	In addition to the Company’s own agents, the marketplace can include agents or skills from external partners, with revenue sharing between the Company and such partners.

o	The marketplace is positioned as a secure environment, with internal review processes to ensure safe operation, avoiding issues such as uncontrolled resource consumption or service interruptions.

Background and Continuity

The Company’s focus on Exclusive LLM is not a new direction but a continuation of its existing technology foundation. The addition of AlphaClaw AI agents and the AlphaClaw AI agent marketplace expands its offering into the agent and marketplace segments while leveraging its own Exclusive LLM for most underlying skills.

About Alpha Technology Group Limited

Alpha Technology Group Limited (NASDAQ: ATGL) is a holding company incorporated in the British Virgin Islands. The Company focuses on Exclusive Large Language Model (Exclusive LLM) solutions, along with the AlphaClaw AI agent and its marketplace. Through the AlphaClaw platform, ATGL delivers pre-built and customizable AI agent scenarios to businesses worldwide, serving governments, sole proprietors, and enterprises of all sizes.

The Company’s previous cloud-based IT solutions and AI OCR services have been integrated into or replaced by Exclusive LLM and AlphaClaw offerings, which now form the core of its revenue-generating operations.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the Company’s ability to successfully develop and market its AlphaClaw AI agents and marketplace, achieve market acceptance, attract third-party providers, and manage competition.

Contact:

Alpha Technology Group Limited

Unit No.08 on the 25th Floor of Nanyang Plaza

No. 57 Hung To Road, Kwun Tong, Kowloon, Hong Kong

Tel: (852) 6772 2205

Email: admin@atgl.io

Website: atgl.io